UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated December 1, 2016

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on January 3, 2017, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 23rd Floor, Tel Aviv, Israel, for the following purposes:

(1)	re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Ovadia Eli, Geoffery Merszei and Shimon Eckhaus as directors, effective as of the date of this meeting;

(2)	election of Messrs. Ron Moskovitz and Sagi Kabla as directors, effective as of the date of this meeting;

(3)	subject to their reappointment or appointment as set forth in items 1 and 2 above, respectively, approval of equity compensation for 2017 to certain directors & assignment of the cash or equity compensation (or of the economic benefit thereof) of certain directors to Millennium or Israel Corporation Ltd., respectively;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(5)	review of our audited financial statements for the year ended December 31, 2015.

Shareholders of record at the close of business on December 2, 2016 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) a completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,

Lisa Haimovitz

Senior Vice President, Global General Counsel and Corporate Secretary

Dated: December 1, 2016

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or "Board"), of proxies for use at the 2016 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2016 Annual General Meeting of Shareholders. The Meeting will be held on January 3, 2017, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 23rd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Ovadia Eli, Geoffery Merszei and Shimon Eckhaus as directors, effective as of the date of this meeting;

(2)	election of Messrs. Ron Moskovitz and Sagi Kabla as directors, effective as of the date of this meeting;

(3)	subject to their reappointment or appointment as set forth in items 1 and 2 above, respectively, approval of equity compensation for 2017 to certain directors & assignment of the cash or equity compensation (or of the economic benefit thereof) of certain directors to Millennium or Israel Corporation Ltd., respectively;

(4)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(5)	review of our audited financial statements for the year ended December 31, 2015.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 8, 2016.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 4 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 2, 2016 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 7, 2016 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On November 25, 2016, 1,276,389,497 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of November 25, 2016 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,123,849	46%
PotashCorp Agricultural Cooperative Society Ltd.(3)	176,088,630	13.81%

________________

(1)	The percentages shown are based on 1,276,389,497 Ordinary Shares issued and outstanding as of November 25, 2016 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., a discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the share capital of Millennium Investments Elad Ltd. (“Millennium”), which holds approx. 46.9% of the issued and outstanding shares of Israel Corp. as of February 15, 2015. Millennium and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Idan Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium). The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp., as of February 15, 2015. A second discretionary trust in which Mr. Ofer is a prime beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds (i) 20% of the issued and outstanding shares of Millennium, and (ii) approx. 1.24% of the issued and outstanding shares of Israel Corp. as of February 15, 2015. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Furthermore, XT Investments indirectly holds approx. 0.03% of our share capital (namely, 377,662 Ordinary Shares) as of February 15, 2015. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 34,587,368 Ordinary Shares currently subject to certain forward sales agreements, as set forth in ICL's registration statement on Form F-1 filed with the Securities and Exchange Commission (the "SEC") on September 23, 2014. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. three years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

(3)	PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2015, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2015 Annual Report on Form 20-F (the “2015 20-F”) and filed with the SEC on March 16, 2016, our announcement regarding 'Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and its Subsidiaries', dated March 31, 2016 (Ref No. via Magna: 2016-02-022563), which was furnished to the SEC on Form 6-K on March 31, 2016.

PROPOSALS

Item 1 – Re-election of Directors & Item 2 – Election of Directors

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including directors with experience in global chemicals companies and other qualifications, adding expertise as well as diversity to our Board of Directors. Messrs. Merszei and Eckhaus, are independent under the rules applicable to U.S. companies listed on the NYSE. Corporate governance remains a high priority, and we continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified leadership.

At the Meeting: (1) six of our directors, Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Ovadia Eli, Geoffery Merszei and Shimon Eckhaus are to be re-elected, effective immediately following the meeting, each to hold office until the close of the next Annual General Meeting of Shareholders, unless any office is earlier vacated. Five of the directors that are up for reelection at the Meeting were re-elected at our last Annual General Meeting of Shareholders. Mr. Johanan Locker was appointed by our extraordinary general meeting as detailed below; and (2) new directors, Messrs. Ron Moskovitz and Sagi Kabla, are proposed for election to our Board of Directors, to hold office until the close of our next Annual General Meeting of Shareholders, unless their office is earlier vacated. Pursuant to article 86 of our Articles of Association regarding the Board of Director's authority, from time to time, to appoint directors to the Board in order to fill vacancies or for any other reason, to serve until the next Annual General Meeting of the Company following the appointment, the Board of Directors has appointed Messrs. Moskovitz and Kabla as directors of the Company at its meeting of February 8, 2016.

Mr. Johanan Locker, our new chairman of the Board, was appointed as director in the Extraordinary Shareholders Meeting that was held on August 29, 2016, and assumed the roles of an executive chairman of the Board, replacing Mr. Nir Gilad following his retirement earlier this year, as of August 15, 2016. On September 8, 2016, Mr. Stefan Borgas has announced his decision to resign as CEO and as a board member. On March 2016 Mr. Eran Sarig retired from the Board, following his retirement as an executive officer in Israel Corporation Ltd.

The nominees, if re-elected or elected, as the case may be, at the Meeting, together with our executive chairman of the Board and our two external directors (as such term is defined under the Israeli Companies Law, 5759-1999, as amended (the "Israeli Companies Law")), will constitute our entire Board of Directors. Each of the nominees has confirmed that he complies with all qualifications of a director under the Israeli Companies Law and thus is qualified to serve on our Board of Directors. The Board of Directors has determined that Messrs. Moskovitz and Kabla have "financial and accounting expertise", as defined in the regulations promulgated under the Israeli Companies Law. We believe that the election of Messrs. Moskovitz and Kabla will strengthen the professionalism and experience of our Board of Directors as well as enhance the alignment between our Board and shareholders.

According to our Articles of Association, a majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors). If the office of a director falls vacant and no other director is elected and/or appointed in his place, the remaining directors may act in any matter as long as there are no less than seven remaining directors. If there are less than seven directors serving on the Board, they shall convene a general meeting of the shareholders of the Company as soon as possible to elect directors, and until the convening of such meeting, the remaining directors may take essential actions only. We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

Mr. Yaacov Dior and Dr. Miriam Haran serve as our external directors. Mr. Dior's second three-year term commenced on February 26, 2015, and Dr. Haran’s third three-year term commenced on August 29, 2015. For additional information about our external directors and their biographies, please refer to Item 6. 'Directors, Senior Management and Employees' – A. 'Directors and Officers' in our 2015 20-F.

If elected, each director who is not an employee of Israel Corp. (the directors who are employees of Israel Corp. will be called: "IC Directors") and is not the executive chairman of the Board (for purposes of this proxy, the directors that are not IC Directors nor the executive chairman of the Board will be collectively referred to as: "Non-Executive Directors"), will be entitled to receive cash compensation as detailed in Item 3 below. The IC Directors, Avisar Paz and Sagi Kabla, do not receive additional cash compensation for their services as Company directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them. For the avoidance of doubt, Messrs. Ron Moskovitz and Aviad Kaufman are considered Non-Executive Directors. The 2015 AGM (as defined in Item 3 below), approved the assignment to Millennium of the cash compensation paid by the Company to Mr. Aviad Kaufman, from time to time (See "Principal Ordinary Shareholders" above for more information about Millennium). Our Executive Chairman of the Board, Mr. Johanan Locker, does not receive any additional compensation for his services other than the compensation approved to him by our shareholders on August 29, 2016.

If elected and subject to the shareholders' approval, each of our Non-Executive Directors and IC Directors will be entitled to receive equity based compensation as detailed in Item 3 below. In addition, in their meeting of March 29, 2016, the Board members decided to reduce by 5% their annual cash compensation component for the year 2016, as such compensation component had been approved by the general meeting of shareholders on December 23, 2015 (Ref No. via Magna: 2015-02-187740). Since the annual equity based compensation component for the year 2016 has already been granted at the time of their decision, the Board members also decided to reduce by 5% their annual equity based compensation component for 2017, as proposed for approval hereinbelow. In this regard, see our announcement regarding 'Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and its Subsidiaries', dated March 31, 2016 (Ref No. via Magna: 2016-02-022563).

Furthermore, if elected or re-elected, as the case may be, each director will continue to be entitled to insurance, indemnification and exculpation arrangements pursuant to the Company's existing insurance, indemnification and exculpation arrangements.

A brief biography of each nominee that is up for re-election under Item 1 hereto is set forth below:

Johanan Locker. Mr. Johanan Locker serves as director since April 2016 and as Chairman of the Board since August 2016. Prior to joining the Board Mr. Locker was the CEO of Clal Heavy Industries and Real Estate Ltd (2014-2016). He served as chairman of the boards of Beit Shemesh Engines, Hadera Paper, the Golf & Co. Group and Clal Sun. He was also a board member at Mashav Initiating and Development, Taavura Holdings and Jafora-Tabori. Mr. Locker served as strategic consultant of Clal Industries Ltd. (2013-2014) and as the Military Secretary to the Prime Minister of Israel (2010-2012). Mr. Locker, Major General (reserve), held various commanding positions in the Israeli Air Force, among them chief of staff, deputy IAF commander (2008-2010), head of Air Division (2005-2008), commander of the Hatzerim Base (2001-2004) and head of the Planning Division (1997-2001). Mr. Locker held several positions in the operational headquarters of the Israeli Air Force (1994-1996) and served as a fighter squadron commander (1991-1994). Mr. Locker holds a BA in

Economics and Business Administration (with honors) from the Bar Ilan University and an MA in Public Administration from the Kennedy School of Government at the Harvard University.

Avisar Paz. Mr. Paz serves as director since April 2001. He is the CEO of Israel Corporation and was previously Israel Corporation's chief financial officer. Mr. Paz serves as director in various subsidiaries of Israel Corporation. He serves as director in Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University.

Aviad Kaufman. Mr. Kaufman serves as director since March 2014. He is the chief financial officer of Quantum Pacific (UK) LLP, and is also a board member of Israel Corporation Ltd., Kenon Holdings Ltd. and IC Power Pte. Ltd., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Mr. Kaufman served as chief financial officer of Quantum Pacific Advisory Limited (2008-2012). He served as director of international taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and an MBA majoring in Finance from Tel Aviv University.

Ovadia Eli. Mr. Eli serves as director since August 2011. He served as chairman of the board of the Israel Airports Authority, Shmanim Basisim Haifa Ltd. and I.C.P.I. He was a member of the boards of directors of Salt Industries Israel Ltd., Shaarei Ribit, Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli serves as chairman of Oil Refineries Ltd. Mr. Eli holds a BA in Educational Counseling and Bible Studies from the Haifa University and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

Geoffery Merszei. Mr. Merszei serves as director since February 2015. He serves as chairman of the board of Zolenza AG, Switzerland. From 1977 to 2001 and from 2005 to 2013, Mr. Merszei served in a number of positions at The Dow Chemical Company, including as its executive vice president (2005 to 2012) and chief financial officer (2005 to 2009), during which time he also served on Dow’s board (2005 to 2009). Mr. Merszei was CEO and chairman of the board of Dow Europe, the Middle East and Africa (2009 to 2012). In 2001, Mr. Merszei left Dow to be executive vice president and chief financial officer of Alcan Inc., Montreal, Canada. He returned to Dow in July 2005. Mr. Merszei has served as a lead director of the Dow Corning Corporation (2005 to 2010) and as a director of the Chemical Financial Corporation and Chemical Bank (2006 to 2010). Mr. Merszei previously served as an executive committee member of the European Chemical Industry Council (CEFIC) (2009 to 2012). Mr. Merszei holds a BA in Economics from Albion College, Michigan, U.S.A.

Shimon Eckhaus. Mr. Eckhaus serves as director since February 2015. He serves as the president of Worldwide Integrated Network Ltd. and also serves on the board of directors of Orbit Technologies Ltd. and AqWise Ltd. Mr. Eckhaus is a strategic and marketing advisor to a number of private and public companies. From 2009 to 2011, Mr. Eckhaus served as chairman of the board of Starling Advanced Communications Ltd. and as a member of the board of directors of Israel Electric Company Ltd. and O.D.F Optronics Ltd. Mr. Eckhaus holds a B.Sc. in Materials and Process Engineering, including a specialization in Nuclear Engineering, and an M.Sc. in Materials and Processing Engineering, both from Ben Gurion University.

A brief biography of the nominee that is up for election under Item 2 hereto is set forth below:

Ron Moskovitz. Mr. Moskovitz serves as director since February 2016. Mr. Moskovitz is the Chief Executive Officer of Quantum Pacific (UK) LLP, and serves as Chairman of the Board of Israel Corporation Ltd. and Pacific Drilling S.A., each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From July 2008 until December 2012, Mr. Moskovitz served as Chief

Executive Officer of Quantum Pacific Advisory Limited. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, he served as Vice President of Finance at Amdocs. Between 1994 and 1998, Mr. Moskovitz held various senior financial positions at Tower Semiconductor Ltd. and served on its board of directors from 2007 to 2011. Mr. Moskovitz is a CPA in Israel and holds a BA in Accounting and Economics from Haifa University and a Master of Business Administration from Tel Aviv University.

Sagi Kabla. Mr. Kabla serves as director since February 2016. Mr. Kabla is the chief financial officer of Israel Corporation since December 2015. He serves as director in Bazan Group and previously served as senior director, business development, strategy and IR in Israel Corporation. Prior to joining Israel Corporation, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla was qualified as a CPA in Israel and holds a BA in Accounting and Economics from Bar-Ilan University and an MBA (Finance) from the College of Management Studies.

Required Approval for Item 1 & Item 2

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of each of the directors set forth above.

Item 1 - Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Johanan Locker be re-elected to the Board of Directors of the Company, effective immediately.

"RESOLVED, that Avisar Paz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Aviad Kaufman be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ovadia Eli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Geoffery E. Merszei be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shimon Eckhaus be re-elected to the Board of Directors of the Company, effective immediately. ”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 - Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Ron Moskovitz be elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Sagi Kabla be elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Approval of equity compensation for 2017 to certain directors & assignment of the cash or equity compensation (or of the economic benefit thereof) of certain directors to Millennium or Israel Corporation Ltd., respectively

On December 23, 2015, the Annual General Meeting of Shareholders (the "2015 AGM") approved a ‘relative cash compensation’ for Non-Executive Directors (including external directors), who serve from time to time, in accordance with Section 8A of the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 5760-2000 (the “Compensation Regulations”), which consists of a fixed annual fee in the amount of NIS 365,000 (currently equivalent to approximately $94,388) and a per meeting attendance fee in an amount equal to the lowest fee payable to external directors of companies of the size of ICL pursuant to the Compensation Regulations, as adjusted from time to time (currently equals NIS 2,391 (equivalent to approximately $618) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,180 (equivalent to approximately $822) per meeting for directors who meet the qualifications of expert director). The 2015 AGM further approved an annual equity grant for 2016, of restricted Ordinary Shares for all of our Non-Executive Directors and IC directors, in accordance with section 8B of the Compensation Regulations. As per the shareholders' approval in the extraordinary shareholders meeting that was held in February 26, 2015, we pay the same cash and equity based compensation to all of our Non-Executive Directors, whether or not they are external directors, all in accordance with the Compensation Regulations. Accordingly, any changes to the director's compensation made from time to time, which require shareholder approval under Israeli law, including grants of additional equity based compensation applies and will apply to all of our Non-Executive Directors, whether or not they are external directors. In addition, we grant equity to each of our IC Directors on the same terms and conditions as our Non-Executive Directors. For more information, please see our proxy statements from January 26, 2015 and November 23, 2015. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations.

At the Meeting, we are asking our shareholders to approve an annual equity grant award for 2017, to each of our Non-Executive Directors and to each of our IC Directors who serve from time to time. The fixed and per meeting fees that were approved by the shareholders in the 2015 AGM will remain unchanged.

Under the Israeli Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. Subject to the approval of the shareholders, on November 20 and 22, 2016, respectively, our Human Resources and Compensation Committee (the “Compensation Committee”) and our Board of Directors, approved the equity grant terms set forth below, which is in compliance with the terms and conditions of the Company’s Compensation Policy for Office Holders, as approved by the shareholders in Extraordinary General Meeting held on August 29, 2016.

Equity based compensation:

The proposed equity based compensation consists of an annual grant award for 2017,1 in the

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1 The 2015 AGM approved an annual equity grant for 2016, to each Non-Executive Director and IC Director with a value per grant of approximately NIS 310,000 (which was equivalent to approximately $79,061). Each applicable director was granted 15,115 Restricted Shares which fully vest in three installments over a period of three years, as follows: (i) 33.33% vested on the first anniversary of the date of the 2015 AGM; (ii) 33.33% will vest on the second anniversary of the date of the 2015 AGM; and (iii) 33.33% will vest on the third anniversary of the date of the 2015 AGM. As approved by the 2015 AGM, the IC Directors and Mr. Aviad Kaufman, who serves as a director of the board of directors of Israel Corp., assigned their shares (or economic benefit thereof) to Israel Corp.

form of restricted Ordinary Shares to each Non-Executive Director and IC Director with a value per grant of approximately NIS 294,500 (currently equivalent to approximately $76,157) (the “Restricted Shares”). Pursuant to the director's resolution of March 29, 2016, the annual equity based compensation component of the directors for the 2017 will be reduced by 5%, and will therefore equal NIS 294,500 (currently equivalent to approximately $76,157) instead of NIS 310,000 (for additional information on the Board's decision to reduce their annual cash compensation component for 2016 and their annual equity based compensation component for 2017 by 5%, see our announcement regarding 'Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and its Subsidiaries', dated March 31, 2016 (Ref No. via Magna: 2016-02-022563). Based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Board's approval of the grant, or NIS 14.7 (currently equivalent to approximately $3.8) per share, each applicable director will be entitled to 20,034 Restricted Shares. The actual amount of shares per director, however, will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the 2016 Annual General Meeting. The Restricted Shares will fully vest in three installments over a period of three years, as follows: (i) 33.33% will vest on the first anniversary of the date of the Meeting; (ii) 33.33% will vest on the second anniversary of the date of the Meeting; and (iii) 33.33% will vest on the third anniversary of the date of the Meeting. If an eligible director is appointed by the Board of Directors prior to our next Annual General Meeting of Shareholders, he or she will receive a pro-rata amount of such equity based compensation on the same terms and conditions as the other serving directors, mutatis mutandis (while the amount of Restricted Shares that will be granted will be calculated based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of his or her appointment).

Vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

Assuming the re-election or election at the Meeting, as the case may be, of all the applicable nominees named in this Proxy Statement, an aggregate amount of 140,238 Restricted Shares will be issued to 7 directors pursuant to this resolution, constituting approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights (approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights, on a fully diluted basis).

The Restricted Shares are governed by our Equity Compensation Plan (2014), as amended in June 2016 (the “Equity Plan”), as partially described herein. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail.

In accordance with the Equity Plan, the Board has determined that vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

The Restricted Shares granted to Israeli residents will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon restricted shares being held by a trustee for two years after the date of grant. Section 102 may not be applicable to the Restricted Shares granted to non-Israeli residents. The Restricted Shares of these offerees will be deposited with the trustee without the lock-up provision referenced above.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee (subject to assignment of the Restricted Shares (or of the economic benefit thereof) to Israel Corp.,

as specified below). Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law

Reasons for the Proposal

We believe that by granting equity based compensation we provide direct economic alignment between our directors and shareholders. The proposed vesting schedule of the Restricted Shares is in line with our Compensation Policy for Office Holders, as approved by our shareholders on August 29, 2016, that provides for a gradual three-year vesting schedule. Furthermore, the applicable provisions of the Compensation Regulations require that all of our Non-Executive Directors receive the same compensation.

Given the three-year vesting schedule, which is longer than the vesting schedules of directors' equity grants in many other companies, we have decided not to impose a minimum share ownership requirement on our directors. We may consider imposing minimum share ownership requirements in future grants.

The Compensation Committee and Board of Directors noted in their approval that the proposed equity compensation, together with the cash compensation paid to our directors, is intended to compensate our Non-Executive Directors for their services and their contributions to our development and in order to help ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation, domestically and internationally. According to the Benchmark Reports, the terms of the overall directors' compensation, are below the average of the ranges provided in the Benchmark Reports. In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed grant of Restricted Shares is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. They further noted that the overall compensation of the directors, including the proposed equity grant, are reasonable taking into consideration, among other things, the amount of time and effort required by our directors and their additional responsibility in light of our dual listing on the TASE and NYSE. Finally, the proposed equity based compensation along with the overall compensation package for our Non-Executive Directors is meant to provide the same compensation to all of our Non-Executive Directors, whether or not they are external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed compensation is in the best interests of the Company and our shareholders.

Assignment to Controlling Shareholders

We have been informed that all of our IC Directors and Messrs. Ron Moskovitz and Aviad Kaufman (who serve as chairman of the board of directors and as a director in the board of directors of Israel Corp., respectively) will assign their Restricted Shares (or the economic benefit derived therefrom) to Israel Corp. We are asking our shareholders to approve such assignments.

We have been further informed that Mr. Ron Moskovitz will assign to Millennium his cash compensation paid by the Company. See "Principal Ordinary Shareholders" hereinabove for more information about Millennium. We are asking our shareholders to approve such assignment.

Required Approval

Pursuant to the Israeli Companies Law and the Compensation Regulations, the approval of the equity compensation of our Non-Executive Directors (excluding Messrs. Moskovitz and Kaufman) requires the affirmative vote of a majority of the Ordinary Shares present, in present or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the equity compensation of our IC Directors and Messrs. Moskovitz and Kaufman and the assignment of their compensation (or the economic benefit derived therefrom) to Israel Corp. or Millennium, as applicable. Accordingly, pursuant to the Israeli Companies Law, the approval of the equity compensation of our IC Directors and Messrs. Moskovitz and Kaufman and the assignment of their compensation, requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See above the discussion of personal interest.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the equity based compensation of the Company's Non-Executive Directors who serve from time to time, whether or not they are external directors, other than Messrs. Moskovitz and Aviad Kaufman, all as described in Item 3 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the equity based compensation of the IC Directors who are employed by

Israel Corporation Ltd. and the equity based compensation terms of Messrs. Moskovitz and Kaufman, all as described in Item 3 of the Proxy Statement, be, and the same hereby are, approved.

RESOLVED, that the assignment to Israel Corp. of the equity based compensation of the IC Directors, from time to time, who are employed by Israel Corp. and the assignment to Israel Corp. of the equity based compensation of Messrs. Moskovitz and Kaufman, who serve as chairman of the board of directors and as a director of the board of directors of Israel Corp., respectively (or the assignment of the economic benefit thereof), and the assignment to Millennium Investments Elad Ltd., of the cash compensation paid by the Company to Mr. Ron Moskovitz, from time to time, all as described in Item 3 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Reappointment of Somekh Chaikin, a Member of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditor until the end of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to fix the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For additional information about the fees of Somekh Chaikin for 2015, please see Item 16C. 'Principal Accountant Fees and Services' in our 2015 20-F.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the Company's 2017 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 - Review of the 2015 Financial Statements

Our audited financial statements for the year ended December 31, 2015, are included in the 2015 Form-20F. You may read and copy any material we file with the Securities and Exchange Commission (“SEC”), including this report, without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available in our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement. At the Meeting, we will hold a discussion with respect to the financial statements.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than December 8, 2016.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than December 22, 2016. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,

Lisa Haimovitz

Senior Vice President, Global General Counsel and Corporate Secretary

Dated: December 1, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 1, 2016